UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of October 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________      No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________      No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Material Notice

ULTRAPAR PARTICIPAÇÕES S.A.

MATERIAL NOTICE

End of negotiations for the acquisition of REFAP

São Paulo, October 1, 2021 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar” or “Company”), pursuant to CVM Resolution 44/21, announces that it has ended the negotiations with Petróleo Brasileiro S.A. – Petrobras for the acquisition of Alberto Pasqualini Refinery (“Refap”), which had started at the beginning of the year, as informed in the Material Notice disclosed by the Company on January 19, 2021.

Despite the effort deployed by both parties during this process, certain critical conditions defined in the Company's binding proposal were not confirmed throughout the negotiations, unbalancing the expected risk and return equation. Therefore, Ultrapar informs that it will not renew its binding proposal, and opted to cease the ongoing negotiations, with no penalties for either party.

Ultrapar is concluding its portfolio rationalization with divestments underway of Oxiteno, Extrafarma and ConectCar. With a more complementary and synergistic portfolio, Ultrapar will significantly reduce its financial leverage, increasing its investment capacity. Accordingly, Ultrapar will continue to invest in the growth of the existing platform in the energy and infrastructure sectors through Ipiranga, Ultragaz and Ultracargo, as well as in new business opportunities leveraged in the Brazilian energy matrix transition. The Company will also continue to monitor the developments of Petrobras' assets sale program.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2021

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Material Notice)